SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

August 3rd, 2006

2nd Quarter 2006

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of June 30, 2006 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of June 30, 2006 will be filed with the Financial Supervisory Service(FSS) and th Korea Exchange(KRX) in August 14, 2006.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0931~ 4

Fax : 82-31-727-0949

E-mail: takim@kt.co.kr

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2006 2Q	2006 1Q	2006 2Q / 2006 1Q		2005 2Q	2006 2Q / 2005 2Q		2006 2nd Half
			amount	Δ%		amount	Δ%
Operating revenue	2,955.7	2,897.6	58.0	2.0%	2,990.7	-35.1	-1.2%	5,853.3
• Internet access	617.3	611.8	5.5	0.9%	650.9	-33.6	-5.2%	1,229.1
• Internet application	65.4	54.0	11.4	21.1%	66.5	-1.1	-1.6%	119.3
• Data	307.8	308.9	-1.1	-0.4%	339.0	-31.2	-9.2%	616.6
• Telephone	1,075.0	1,061.5	13.6	1.3%	1,123.3	-48.3	-4.3%	2,136.5
• LM	438.0	438.4	-0.3	-0.1%	450.1	-12.1	-2.7%	876.4
• Wireless	331.9	323.3	8.7	2.7%	278.3	53.6	19.3%	655.2
• Satellite	28.0	27.4	0.7	2.5%	28.9	-0.8	-2.9%	55.4
• Real estate	32.7	26.0	6.7	25.8%	23.0	9.7	42.3%	58.8
• Others	59.5	46.5	12.9	27.8%	30.8	28.7	93.3%	106.0
• SI	47.2	32.5	14.7	45.4%	31.3	15.9	50.7%	79.6
Operating expenses	2,385.4	2,232.9	152.5	6.8%	2,651.6	-266.1	-10.0%	4,618.4
• Labor	607.7	586.8	20.9	3.6%	670.4	-62.8	-9.4%	1,194.5
• Commissions	157.4	151.3	6.1	4.0%	153.7	3.7	2.4%	308.7
• Sales commission	102.3	107.2	-4.9	-4.5%	90.7	11.6	12.8%	209.5
• Sales promotion	77.8	20.4	57.4	281.6%	137.3	-59.4	-43.3%	98.2
• Advertising	27.4	11.5	16.0	139.5%	32.4	-5.0	-15.3%	38.9
• Provision for doubtful accounts	7.9	18.4	-10.5	-56.8%	21.8	-13.8	-63.5%	26.4
• Depreciation	473.2	487.8	-14.6	-3.0%	485.3	-12.1	-2.5%	961.0
• Repairs & maintenance	80.6	78.4	2.1	2.7%	110.5	-29.9	-27.1%	159.0
• Cost of goods sold	154.6	127.0	27.7	21.8%	137.3	17.3	12.6%	281.6
• Cost of service provided	439.5	429.0	10.5	2.4%	443.1	-3.6	-0.8%	868.4
• R&D	50.8	42.6	8.2	19.4%	55.3	-4.5	-8.1%	93.4
• Others	206.2	172.7	33.5	19.4%	313.9	-107.7	-34.3%	378.9
Operating income	570.2	664.7	-94.5	-14.2%	339.1	231.1	68.1%	1,234.9
Operating margin	19.3%	22.9%	-3.6% P		11.3%	8.0% P		21.1%
EBITDA(1)	1,043.4	1,152.5	-109.1	-9.5%	824.4	219.0	26.6%	2,195.9
EBITDA margin	35.3%	39.8%	-4.5% P		27.6%	7.7% P		37.5%
Non-operating income	96.1	168.0	-71.9	-42.8%	208.2	-112.1	-53.8%	264.1
Non-operating expenses	207.2	262.6	-55.4	-21.1%	209.9	-2.7	-1.3%	469.8
Ordinary income	459.1	570.1	-111.0	-19.5%	337.4	121.7	36.1%	1,029.2
Income tax expenses	116.5	160.8	-44.3	-27.5%	113.4	3.1	2.8%	277.4
Effective tax rate	25.4%	28.2%	-2.8% P		33.6%	-8.2% P		26.9%
Net income	342.6	409.2	-66.7	-16.3%	224.1	118.5	52.9%	751.8
EPS (won)	1,608	1,921	-313	-16.3%	1,063	545	51.3%

•	Revenue

•	Revenue slightly increased compare to the previous quarter due to increase in demand for Kornet of Internet access revenue and for IDC (Internet Data Center) servers of Internet application revenue

•	Operating expenses

•	Operating expenses decreased compare to the previous quarter due mostly to increase in sales efforts on Megapass and Ann handset and recognition of more SI service cost as SI revenue increased

•	Income tax expenses

•	Income tax expenses decreased compare to the previous quarter due to decrease in ordinary income

B. Summary of Balance Sheet

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005 2Q	2006 2Q / 2005 2Q
			amount	Δ%		amount	Δ%
Total assets	17,492.3	17,620.5	-128.2	-0.7%	18,194.1	-701.7	-3.9%
• Current assets	3,154.9	3,349.2	-194.3	-5.8%	3,957.4	-802.5	-20.3%
• Quick assets	3,063.5	3,233.3	-169.8	-5.3%	3,819.5	-756.0	-19.8%
• Cash & Cash equivalents	855.6	1,096.7	-241.1	-22.0%	1,526.3	-670.6	-43.9%
• Inventories	91.5	116.0	-24.5	-21.1%	137.9	-46.5	-33.7%
• Non-current assets	14,337.4	14,271.3	66.1	0.5%	14,236.7	100.8	0.7%
• Investments	3,749.7	3,684.0	65.6	1.8%	3,505.2	244.4	7.0%
• KTF shares	2,655.6	2,552.4	103.2	4.0%	2,425.3	230.3	9.5%
• Long-term loans	249.1	279.6	-30.5	-10.9%	371.6	-122.5	-33.0%
• Others	845.0	852.0	-7.0	-0.8%	708.4	136.6	19.3%
• Tangible assets	10,155.6	10,166.1	-10.5	-0.1%	10,334.3	-178.6	-1.7%
• Intangible assets	432.1	421.2	10.9	2.6%	397.2	35.0	8.8%
Total liabilities	9,387.7	9,586.0	-198.3	-2.1%	10,587.5	-1,199.8	-11.3%
• Current liabilities	2,696.1	2,786.9	-90.9	-3.3%	4,110.0	-1,413.9	-34.4%
• Interest-bearing debts	332.7	634.8	-302.1	-47.6%	1,769.6	-1,436.9	-81.2%
• Accounts payable	630.1	607.4	22.7	3.7%	566.4	63.7	11.2%
• Others	1,733.3	1,544.7	188.6	12.2%	1,774.0	-40.7	-2.3%
• Long-term liabilities	6,691.6	6,799.1	-107.4	-1.6%	6,477.5	214.1	3.3%
• Interest-bearing debts	5,177.8	5,303.7	-125.9	-2.4%	4,986.0	191.8	3.8%
• Installation deposit	931.7	945.9	-14.2	-1.5%	1,008.5	-76.8	-7.6%
• Others	582.0	549.4	32.7	5.9%	483.0	99.0	20.5%
Total shareholders’ equity	8,104.7	8,034.6	70.1	0.9%	7,606.6	498.1	6.5%
• Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
• Capital surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
• Retained earnings	9,052.5	8,709.9	342.6	3.9%	8,566.5	486.0	5.7%
• Capital adjustments	-3,949.0	-3,676.5	-272.5	N/A	-3,961.2	12.1	N/A
• Treasury stock	-4,054.1	-3,840.5	-213.7	N/A	-3,962.6	-91.6	N/A
• Gain(loss) on valuation of investment securities	34.7	39.7	-5.0	-12.6%	-1.0	35.7	N/A
• Others	70.4	124.2	-53.8	-43.3%	2.4	68.0	2817.7%
Total interest-bearing debt	5,510.5	5,938.6	-428.0	-7.2%	6,755.6	-1,245.0	-18.4%
Net debt	4,654.9	4,841.8	-186.9	-3.9%	5,229.3	-574.4	-11.0%
Net debt / Total shareholders’ equity	57.4%	60.3%	-2.8% p		68.7%	-11.3% P

•	Assets

•	Cash & cash equivalents decreased due to redemption of interest-bearing debts

•	Tangible assets decreased because CAPEX spending was less than depreciation expenses

•	Liabilities

•	Interest-bearing debts decreased due to redemption of bonds and debts

•	Accounts payable increased due to increase in operating expenses

•	Shareholders’ Equity

•	Treasury stock increased as KT initiated a share buyback from April 3 to June 26 and cancelled all on July 3

2. Operating Results

A. Internet Revenue

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005	2006 2Q /2005 2Q		2006 2nd Half
			amount	Δ%	2Q	amount	Δ%
Internet access	617.3	611.8	5.5	0.9%	650.9	-33.6	-5.2%	1,229.1
• Broadband	548.5	551.2	-2.7	-0.5%	572.6	-24.1	-4.2%	1,099.7
• Megapass	527.7	532.6	-4.9	-0.9%	539.4	-11.7	-2.2%	1,060.3
• Nespot	20.8	18.6	2.2	11.7%	33.2	-12.3	-37.2%	39.5
• Kornet	72.4	64.1	8.2	12.8%	77.7	-5.4	-6.9%	136.5
• Others	-3.6	-3.6	0.0	N/A	0.6	-4.2	N/A	-7.2
Internet application	65.4	54.0	11.4	21.1%	66.5	-1.1	-1.6%	119.3
• IDC	33.3	22.9	10.4	45.4%	25.8	7.5	28.9%	56.2
• Bizmeka	18.6	16.6	2.1	12.4%	23.1	-4.5	-19.3%	35.2
• Others	13.4	14.5	-1.0	-7.2%	17.5	-4.1	-23.4%	27.9

•	Megapass : Revenue decreased due to decrease in ARPU mainly caused by slowdown in new subscriber addition, decrease in modem rental revenue as the percentage of long-term(three years or more) contract subscribers increased and additional discount on long-term subscribers

•	Nespot : Revenue increased due to increase in sales of Nespot Swing handset

•	Kornet : Revenue increased due to increase in demand for Kornet, mostly PC cafe

•	Internet application revenue increased due to increase in demand for IDC(Internet Data Center) servers

B. Data Revenue

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005	2006 2Q /2005 2Q		2006 2nd Half
			amount	Δ%	2Q	amount	Δ%
Data	307.8	308.9	-1.1	-0.4%	339.0	-31.2	-9.2%	616.6
• Leased line	269.4	268.2	1.2	0.4%	295.3	-25.9	-8.8%	537.6
• Local	114.4	110.8	3.7	3.3%	124.5	-10.0	-8.0%	225.2
• Domestic long distance	84.2	85.4	-1.2	-1.4%	89.1	-4.8	-5.4%	169.7
• International long distance	4.4	3.7	0.7	18.2%	4.4	0.0	0.6%	8.1
• Broadcasting & others	66.3	68.3	-2.0	-2.9%	77.3	-11.0	-14.3%	134.6
• Other data	38.4	40.7	-2.3	-5.6%	43.7	-5.4	-12.3%	79.0
• Packet data	2.3	2.3	0.0	-0.7%	3.4	-1.1	-33.2%	4.6
• National network ATM	18.3	21.2	-2.9	-13.8%	24.9	-6.7	-26.8%	39.5
• Others	17.8	17.2	0.7	3.8%	15.4	2.4	15.9%	35.0

•	Leased line revenue decreased due to decrease in demand for local and domestic long distance leased line service.

C. Telephone Revenue

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005 2Q	2006 2Q /2005 2Q		2006 2nd Half
			amount	Δ%		amount	Δ%
Telephone revenue	1,075.0	1,061.5	13.6	1.3%	1,123.3	-48.3	-4.3%	2,136.5
• Subscriber connection	347.9	347.0	0.9	0.3%	357.9	-10.1	-2.8%	694.9
• Subscription fee	12.2	12.8	-0.5	-4.2%	20.6	-8.4	-40.7%	25.0
• Basic monthly fee	281.6	281.4	0.2	0.1%	282.5	-0.9	-0.3%	562.9
• Installlation	10.7	9.7	1.0	10.4%	11.2	-0.6	-5.1%	20.3
• Interconnection	43.4	43.2	0.2	0.5%	43.6	-0.2	-0.4%	86.6
• Local	259.4	266.5	-7.0	-2.6%	276.5	-17.1	-6.2%	525.9
• Usage	177.3	183.4	-6.1	-3.3%	194.2	-16.9	-8.7%	360.7
• Interconnection	34.6	35.8	-1.2	-3.2%	35.9	-1.2	-3.4%	70.4
• Others	47.5	47.3	0.3	0.6%	46.5	1.0	2.2%	94.8
• Domestic long distance	171.6	180.4	-8.7	-4.8%	189.5	-17.8	-9.4%	352.0
• Usage	164.5	173.2	-8.7	-5.0%	180.9	-16.5	-9.1%	337.7
• Interconnection	6.9	6.9	0.0	-0.3%	8.2	-1.3	-16.0%	13.8
• Others	0.3	0.3	0.0	0.5%	0.3	-0.1	-19.7%	0.5
• International long distance	50.0	50.7	-0.7	-1.3%	59.1	-9.0	-15.3%	100.7
• International settlement	44.9	41.3	3.6	8.6%	43.8	1.1	2.5%	86.2
• VoIP	7.5	6.9	0.6	8.6%	5.8	1.7	29.4%	14.5
• VAS	93.7	93.6	0.1	0.1%	88.9	4.7	5.3%	187.3
• Public telephone	7.1	7.1	0.0	0.1%	10.0	-3.0	-29.5%	14.1
• 114 phone directory service	54.3	36.9	17.5	47.5%	31.4	23.0	73.1%	91.2
• Others	38.6	31.2	7.4	23.7%	60.3	-21.7	-36.1%	69.7

•	Telephone revenue increased compared to the previous quarter due to temporary increase in settlement of 114 phone directory service

•	Other telephone revenue increased compare to the previous quarter due to increase in sales of Ann handset [Ann handset sales : 2Q06(11.8bn won), 1Q06(6.2bn won), 2Q05(34.0bn won)

D. LM(Land to Mobile) Interconnection Revenue

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005 2Q	2006 2Q /2005 2Q		2006 2nd Half
			amount	Δ%		amount	Δ%
LM Revenue	438.0	438.4	-0.3	-0.1%	450.1	-12.1	-2.7%	876.4
LM interconnection cost	203.2	211.5	-8.2	-3.9%	208.3	-5.1	-2.4%	414.7
•	It takes approximately two months for operators to verify the actual volume of LM traffic. KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments in the following quarter. This is the reason why LM interconnection cost is not directly related to the volatility of LM traffic

E. Wireless Revenue

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005 2Q	2006 2Q /2005 2Q		2006 2nd Half
			amount	Δ%		amount	Δ%
Wireless revenue	331.9	323.3	8.7	2.7%	278.3	53.6	19.3%	655.2
• PCS resale	315.8	307.7	8.2	2.7%	261.9	54.0	20.6%	623.5
• PCS service	219.4	217.4	2.0	0.9%	213.9	5.5	2.6%	436.8
• Handset sales	96.4	90.3	6.1	6.8%	47.9	48.5	101.2%	186.7
• Others	16.1	15.6	0.5	3.2%	16.5	-0.4	-2.2%	31.7
•	Wireless revenue increased due to increase in the number of subscribers and in sales of handset

F. Operating Expenses

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005 2Q	2006 2Q /2005 2Q		2006 2nd Half
			amount	Δ%		amount	Δ%
Labor	607.7	586.8	20.9	3.6%	670.4	-62.8	-9.4%	1,194.5
• Salaries & wages	438.0	436.0	2.0	0.5%	492.2	-54.2	-11.0%	874.1
• Employee benefits	114.5	105.7	8.8	8.3%	163.9	-49.4	-30.2%	220.2
• Provision for retirement	55.1	45.0	10.1	22.4%	14.3	40.8	285.7%	100.2
Commissions	157.4	151.3	6.1	4.0%	153.7	3.7	2.4%	308.7
Marketing expenses	207.6	139.0	68.5	49.3%	260.3	-52.8	-20.3%	346.6
• Sales commission	102.3	107.2	-4.9	-4.5%	90.7	11.6	12.8%	209.5
• Sales promotion	77.8	20.4	57.4	281.6%	137.3	-59.4	-43.3%	98.2
• Advertising	27.4	11.5	16.0	139.5%	32.4	-5.0	-15.3%	38.9
Provision for doubtful accounts	7.9	18.4	-10.5	-56.8%	21.8	-13.8	-63.5%	26.4
Depreciation	473.2	487.8	-14.6	-3.0%	485.3	-12.1	-2.5%	961.0
Repairs and Maintenance	80.6	78.4	2.1	2.7%	110.5	-29.9	-27.1%	159.0
Cost of goods sold	154.6	127.0	27.7	21.8%	137.3	17.3	12.6%	281.6
• PCS handset cost	97.0	96.8	0.2	0.2%	43.7	53.3	121.9%	193.7
• PDA, WLAN card, others	57.7	30.2	27.5	91.2%	93.6	-36.0	-38.4%	87.8
Cost of service provided	439.5	429.0	10.5	2.4%	443.1	-3.6	-0.8%	868.4
• Cost of service	186.9	171.8	15.1	8.8%	190.9	-4.0	-2.1%	358.7
• PCS resale network cost to KTF	112.7	108.3	4.4	4.0%	107.5	5.1	4.8%	220.9
• SI service cost	44.9	31.4	13.4	42.8%	29.3	15.6	53.4%	76.3
• Others	29.4	32.1	-2.7	-8.5%	54.1	-24.8	-45.7%	61.5
• International settlement cost	49.3	45.7	3.6	8.0%	43.9	5.4	12.4%	95.1
• LM interconnection cost	203.2	211.5	-8.2	-3.9%	208.3	-5.1	-2.4%	414.7
R&D	50.8	42.6	8.2	19.4%	55.3	-4.5	-8.1%	93.4
Others	206.2	172.7	33.5	19.4%	313.9	-107.7	-34.3%	378.9
* CAPEX	529.9	219.8	310.1	141.1%	428.5	101.4	23.7%

•	Labor cost

•	Labor cost decreased compare to the corresponding period of 2005 as KT completed collective bargaining of salary in 2Q05 and retrospectively recognized 1Q05 salary increase in 2Q05

•	Marketing expenses

•	Marketing expenses increased mainly due to intensed sales efforts on Megapass and Ann as industry enviornment became more competitive

•	Depreciation

•	Depreciation decreased as depreciable assets are reduced.

•	Cost of goods sold increased compare to the previous quarter due to increase in sales of Ann handset and in purchase of IDC servers, and increased compare to the corresponding period of 2005 due to increase in sales of PCS handset

•	Cost of service provided increased compare to the previous quarter because KT has recognized more SI service cost as SI revenue increased

•	Other operating expenses sharply decreased compare to the corresponding period of 2005; KT recognized the FTC fine of 139.8bn won in 2Q05

G. Non-operating Income

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005 2Q	2006 2Q / 2005 2Q		2006 2nd Half
			amount	Δ%		amount	Δ%
Non-operating income	96.1	168.0	-71.9	-42.8%	208.2	-112.1	-53.8%	264.1
• Gains on disposition of investments	0.8	0.1	0.7	907.4%	53.6	-52.9	-98.6%	0.8
• Gains on disposition of tangible assets	2.4	0.8	1.7	212.6%	1.3	1.2	93.1%	3.2
• Interest income	20.5	18.6	1.9	10.4%	20.8	-0.3	-1.4%	39.1
• FX transaction gain	21.1	2.2	18.9	872.8%	3.4	17.7	513.0%	23.3
• FX translation gain	10.7	65.3	-54.6	-83.6%	0.6	10.1	1607.5%	76.0
• USO fund	11.6	11.6	0.0	0.0%	20.3	-8.8	-43.1%	23.1
• Gain on equity method	1.9	24.4	-22.5	-92.2%	35.0	-33.1	-94.6%	26.2
• Others	27.1	45.2	-18.0	-39.9%	73.1	-45.9	-62.9%	72.3

•	As of June 2006, our foreign currency net debt exposure (total borrowings in foreign currency of US$ 1,511 million - total foreign currency deposit of US$ 33 million) stood at US$ 1,478 million. The US$ depreciated by 15.6 won (975.9 won per dollar at the end of March → 960.3 won per dollar at the end of June), resulting in FX translation gain of 6.3 billion (FX translation gain of 10.7 billion won - FX translation loss of 4.4 billion won = FX translation gain of 6.3 billion won).

•	FX transaction gain increased due to redemption of foreign debt of US$ 300 million

<Equity Method>

(KRW bn)	2006 2Q	2006 1Q	2006 2Q /2006 1Q		2005 2Q	2006 2Q /2005 2Q
			amount	Δ%		amount	Δ%
• Gain on equity method	1.9	24.4	-22.5	-92.2%	35.0	-33.1	-94.6%
• Loss on equity method	3.8	9.1	-5.3	-58.6%	34.6	-30.8	-89.1%
Gain or loss on equity method	-1.9	15.3	-17.1	N/A	0.5	-2.3	N/A

Gain or loss on equity method
• Gain or loss from KTF	38.9	57.4	-18.5	-32.2%	62.2	-23.3	-37.5%
• Amortization on goodwill from KTF	-45.6	-45.6	0.0	N/A	-45.6	0.0	N/A
• Other subsidiaries	4.8	3.5	1.4	39.6%	-16.1	21.0	N/A

<Schedule for Amortization on Goodwill>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

H. Non-operating Expenses

(KRW bn)	2006 2Q	2006 1Q	2006 2Q / 2006 1Q		2005 2Q	2006 2Q / 2005 2Q		2006 2nd Half
			amount	Δ%		amount	Δ%
Non-operating expenses	207.2	262.6	-55.4	-21.1%	209.9	-2.7	-1.3%	469.8
• Interest expense	84.9	86.7	-1.8	-2.1%	107.4	-22.5	-21.0%	171.6
• FX transaction loss	1.5	4.9	-3.4	-69.1%	3.5	-2.0	-56.6%	6.4
• FX translation loss	4.4	7.7	-3.3	-42.6%	0.4	4.0	1085.8%	12.1
• Loss on equity method	3.8	9.1	-5.3	-58.6%	34.6	-30.8	-89.1%	12.9
• Loss on disposition of fixed assets	13.7	10.7	3.0	28.1%	7.7	6.0	77.9%	24.4
• Others	98.9	143.5	-44.6	-31.1%	56.4	42.5	75.5%	242.5

•	Compare to the corresponding period of 2005, other non-operating expenses increased because there was derivatives translation loss of KRW 52.1 billion for hedging foreign currency fluctuations

Appendix 1: Factsheet

Broadband
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Apr-06	May-06	Jun-06
Broadband Subs	6,077,694	6,133,293	6,172,475	6,244,040	6,241,789	6,269,282	6,240,605	6,260,449	6,285,473	6,320,260
Net Addition	12,372	26,022	13,917	15,281	-3,506	27,493	-46,961	19,844	25,024	34,787
• Megapass Lite	4,888,980	4,862,075	4,821,986	4,837,269	4,788,942	4,787,601	4,724,684	4,728,481	4,740,265	4,772,280
• Megapass Premium	662,841	688,997	717,099	724,032	717,866	717,065	689,726	681,112	675,793	671,292
• Megapass Special (1)	2,765	4,970	5,973	7,206	8,196	8,553	8,992	9,035	9,069	9,035
• Megapass Ntopia	523,108	577,251	627,417	675,533	726,785	756,063	817,203	841,821	860,346	867,653

Broadband M/S
KT	51.0%	50.7%	50.3%	51.8%	51.2%	51.0%	50.0%	49.9%	49.6%	49.5%
Hanaro	23.1%	22.7%	22.7%	23.0%	22.7%	29.2%	28.6%	28.5%	28.4%	28.2%
Powercomm	0.0%	0.0%	0.0%	0.5%	2.1%	2.7%	3.8%	4.4%	5.0%	5.6%
Dacom	1.7%	2.1%	2.1%	2.0%	1.7%	1.7%	1.5%	1.4%	1.3%	1.3%
SO	9.0%	9.6%	10.3%	11.0%	11.6%	11.8%	12.6%	12.5%	12.5%	12.4%
Others	15.2%	14.9%	14.5%	11.7%	10.6%	3.6%	3.4%	3.3%	3.2%	3.1%

WLAN
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Apr-06	May-06	Jun-06
WLAN Subs	418,451	455,958	525,718	535,630	519,778	517,735	524,671	521,644	523,273	516,708
• NESPOT Family	238,526	243,902	249,454	242,976	237,259	236,532	230,597	227,582	224,050	219,650
• NESPOT Solo	29,914	32,189	35,871	37,218	38,385	39,133	40,725	41,042	41,270	41,519
• NESPOT Pop	131,882	154,364	180,778	189,955	187,157	184,327	180,959	179,750	180,611	173,070
• NESPOT Biz	18,129	25,503	32,337	43,695	45,814	46,018	60,776	61,612	64,130	64,205
• NESPOT Play	0	0	27,278	21,786	11,163	11,725	11,614	11,658	12,250	13,925
• NESPOT Home	0	0	0	0	0	0	0	0	962	4,339

Leased Lines
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Apr-06	May-06	Jun-06
Leased Lines	426,633	422,728	417,312	412,160	410,073	407,486	407,999	412,795	409,676	407,357
• Local leased line	390,085	387,080	382,946	378,615	376,620	375,009	376,458	380,593	377,308	375,501
• DLD leased line	36,233	35,404	34,119	33,300	33,217	32,256	31,293	31,918	32,050	31,480
• International leased line	110	105	111	90	91	90	91	92	91	95
• Broadcasting leased line	205	139	136	155	145	131	157	192	227	281
Internet Leased Lines	38,775	39,603	40,995	42,523	43,818	44,398	45,802	47,066	49,315	51,553

Fixed-line
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Apr-06	May-06	Jun-06
Fixed-line Subs (‘000)	21,091	21,107	21,056	21,013	20,837	20,845	20,843	20,865	20,885	20,804
Residential users (%)	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%
Non-refundable users(%)	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%
Caller ID Users (‘000)	4,043	4,057	4,049	4,123	4,222	4,270	4,357	4,402	4,437	4,450
VAS users (‘000)	12,803	13,062	13,255	13,209	13,138	13,135	13,130	13,130	13,149	13,174

Fixed-line M/S
Local M/S (subscriber base)	93.8%	93.8%	93.5%	93.2%	93.2%	93.1%	93.0%	92.8%	92.8%	92.7%
DLD (revenue base) (3)	83.7%	83.5%	83.5%	85.7%	85.6%	85.3%	85.6%	85.7%	85.7%

Reference Data
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Jan-06	Mar-06	Apr-06	May-06	Jun-06
Population (‘000)	48,199	48,294	48,294	48,294	48,294	48,311	48,344	48,362	48,481	48,498
Number of Household	15,538	15,789	15,789	15,789	15,789	15,989	15,989	15,989	15,989	15,989

Company	data except Braodband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office
*	Broadband ARPU: excluding revenue from WLAN
(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.
(2)	The number of VDSL technology applied subscribers among Megapass service
(3)	Special telecom service providers are included in DLD M/S calculation.
(4)	Special telecom service providers are included in ILD M/S calculation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director